May 24, 2018

Via E-Mail
Robert W. Downes, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

       Re:    GGP Inc.
              Schedule 13E-3
              Filed May 2, 2018 by GGP Inc. et. al
              File No. 005-85755

              GGP Inc. and Brookfield Property Partners L.P.
              Registration Statement on Form S-4 / F-4
              Filed May 2, 2018
              File No. 333-224593

Dear Mr. Downes:

       We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the registration statement and providing the requested information. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to the registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please add risk factor disclosure regarding the exclusive forum provision disclosed on page 185. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Delaware law.

2. We note the arbitration provision in the Form of Amended and Restated Agreement of
 Robert W. Downes, Esq.
Sullivan & Cromwell LLP
May 24, 2018
Page 2

       Limited Partnership of GGP Operating Partnership, included as Exhibit B to the
       Agreement and Plan of Merger. Please revise your joint proxy statement/prospectus to clarify the scope of the mandatory arbitration provision and add a thorough discussion of how it may impact the rights of shareholders. In particular, please expand your disclosure to address:

       a. the shareholders to whom the mandatory arbitration provision applies;
       b. whether you intend for arbitration to be the exclusive means for resolving disputes;
       c. whether the mandatory arbitration provision survives the consummation of the transactions and, if not, disclose at what stage the provision would no longer be in force;
       d. whether the mandatory arbitration provision only applies to claims relating to the merger or whether it applies more generally to compliance with the federal securities laws; and
       e. any material risks to shareholders resulting from this mandatory arbitration provision, such as whether the arbitration provision could impact the ability of shareholders to bring class-action lawsuits, and the potential limitations that could result for shareholders.

       Please also disclose that arbitration shall be conducted in New York, New York, per your disclosure on page I-32, and confirm that the laws of New York permit such a provision, or alternatively address any questions as to enforceability.

Letter to GGP Common Stockholders

3. We note the statement that "...the aggregate number of shares of class A stock or BPY units that unaffiliated GGP common stockholders will receive in connection with the
       Transactions is generally fixed" (emphasis added). With a view towards revised disclosure, please advise why such qualification is necessary.

Notice of Special Meeting of Stockholders

4. With a view towards revised disclosure please tell us what consideration the filing persons have given to unbundling proposals 2 and 3. Refer to Exchange Act Rule 14a-
       4(a)(3).

Questions and Answers, page 1

5. As discussed on a telephone call with Sullivan & Cromwell on May 23, 2018, please consider expanding the various references throughout the proxy statement / prospectus to
       "subject to proration" to provide greater context to the reader, or alternatively, refer readers to the appropriate section of the proxy statement / prospectus where proration is explained with the sufficient detail needed to understand the various summaries of the
 Robert W. Downes, Esq.
Sullivan & Cromwell LLP
May 24, 2018
Page 3

       proposed transactions disclosed in the forepart of the document.

6. With a view towards revised disclosure, please advise what consideration the filing persons gave to providing additional detail and context for readers to understand the timing and sequence for the determination of the per share merger consideration and the aggregate cash dividend amount given that each defined term appears to include as part of its definition the other defined term.

7. Disclosure on page 5 includes the statement "...holders of class A stock will have the right following the consummation of the Transactions to exchange each share of class A stock for one BPY unit or the cash equivalent of one BPY unit, at BPY's election, subject to subsequent changes to the conversion ratio in the event of certain dilutive or capital events of BPY or BPR" (emphasis added). Please provide a reference to the appropriate section of the document that provides greater detail regarding these changes and events.

Reasons for the Recommendation of the Special Committee and the GGP Board, page
74

8. Disclosure on page 75 indicates that the Board based its fairness determination in part on the Special Committee's analyses, conclusions and determination as to fairness. To the extent the Board did so, the Board should expressly adopt the analyses and discussion as its own, or alternatively, provide the disclosure required by Item 8 of
Schedule 13E-3 and
       Item 1014 of Regulation M-A. See Question 20 of the Exchange Act Release No. 17719
       (April 13, 1981).

Positions of the Parent Parties and the Brookfield Filing Persons as to the Fairness..., page 111

9. Disclosure in the first paragraph on page 112 indicates that each of the Parent parties and the Brookfield filing persons adopted the analysis of the special committee. Please reconcile this disclosure with the disclosure on the top of page 113 which suggest that the
       Parent parties and Brookfield filing persons did not adopt such analysis.

10. The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April
       13, 1981). Refer to the preceding comment. To the extent that the Parent parties and
       Brookfield filing persons did not expressly adopt the analysis of the special committee, please revise this section to either include the factor described on clause (viii) of
       Instruction 2 to Item 1014 or explain why the factor was not deemed material or relevant.

Summary of Financial Analyses, page 87

11. Disclosure on pages 90 and 93 indicates that "[t]he range of terminal growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the [GGP (page 90) / BPY (page 93)] forecasts and market expectations
 Robert W. Downes, Esq.
Sullivan & Cromwell LLP
May 24, 2018
Page 4

       regarding long-term real growth of gross domestic product and inflation." Please revise to disclose the referenced forecasts and market expectations.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:
20549-3628.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers &
Acquisitions